FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

ANNUAL REPORT

of

PROVINCE OF MANITOBA
CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2004

SECURITIES REGISTERED*

(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

PAMELA WALLIN
BRIAN SCHUMACHER
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10022

Copies to:

ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell 125 Broad Street New York, New York 10004	EWALD BOSCHMANN Deputy Minister of Finance Province of Manitoba Department of Finance Winnipeg, Manitoba Canada

*	The Registrant filed this annual report on a voluntary basis.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on January 31, 2005.

Province of Manitoba
By:	/s/ Gary Gibson
Gary Gibson

EXHIBIT INDEX

Exhibit Number	Description	Page
99.1	Revised Description of the Province, replacing the Description filed on November 1, 2004 on Form 18-K for the fiscal year ended March 31, 2004.